PART I

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management s Discussion and Analysis of Financial
         Condition and Results of Operations

RESULTS OF OPERATIONS

During the second quarter of 1995, the Company sold substantially all of its operating assets. These assets had been used to conduct operations in the construction industry. Following the sale, the Company formed a financial services division in order to redeploy the proceeds from the asset sales, and has been actively pursuing new business acquisitions in the financial services industry.
Net income for the first quarter of 1995 of $985,000, or $.47 per share, included $473,000, or $.23 per share, from the Company s former construction operations. Excluding the results of these former operations, net income for 1995 amounted to $512,000, or $.24 per share, compared to the $638,000, or $.30 per share earned in 1996.

The Company had no sales nor gross profit during the first quarter of 1996, compared to sales of $6,359,000 and gross profit on those sales of $1,337,000 during the first quarter of 1995. The 1995 sales and gross profit were from the construction industry operations.

Somerset's equity in earnings of First Indiana Corporation increased 5% for the quarter, compared to last year; $1,012,000 compared to $964,000. First quarter earnings of First Indiana were a record. Growth in business, construction, and consumer loans throughout the quarter contributed to the record earnings. The low interest rate environment and a stable economy in all of the bank s markets gave it the opportunity to capitalize on favorable trends. Net interest margin for the quarter of 4.40%, was also a record, and compares to 3.99% for the first quarter of 1995.

For a more detailed discussion of the Results of Operations of First Indiana Corporation for the first quarter of 1996, please refer to the Form 10-Q of First Indiana Corporation, filed with the Securities and Exchange Commission under File Number 0-14354.

Investment income rose 196% in 1996 compared to 1995, and amounted to $163,000 compared to $55,000 last year. This increase was the direct result of the temporary investment of cash provided by the sale of the construction operations.

Operating expenses were significantly reduced for the quarter and amounted to $255,000, compared to $726,000 in the 1995 quarter, a reduction of $471,000, or 65%. The selling expense and general and an administrative expense portion of the reduction resulted from the sale of the construction products and services operation in 1995, that caused reductions in employee costs related to the construction operations and a downsizing of corporate staff. Interest expense was also reduced, as the Company completed the early retirement of all outstanding long-term debt in the first quarter of 1996, after retiring a portion of its long-term debt in the later part of 1995.

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CAPITAL RESOURCES AND LIQUIDITY

Management considers the capital resources and liquidity of the Company to have been very good at both March 31, 1996 and December 31, 1995. While improved from March 31, 1995, the Company was also in a relatively sound position at March 31, 1995.

Because of the sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company s balance sheet contains a large percentage of liquid assets and no intangible assets. These liquid assets are being invested temporarily and are intended for use in acquisitions of businesses in the financial services industry.

At March 31, 1996, the Company had a very high ratio of current assets to current liabilities, that stood at 19.7 to one, compared to 3.1 to one at March 31, 1995. In addition, 90% of the current assets consisted of cash, cash equivalents and short-term investments.

The Company had no long-term debt at March 31, 1996, compared to $5.5 million at March 31, 1995. Three million of long-term debt was retired during 1995, and the remaining long-term debt of $2.5 million was retired early in March 1996.

Shareholders equity increased to $29.9 million at March 31, 1996 from $27.3 million at March 31, 1995. Adjusted for the February
29, 1996 5-for-4 stock split, the per share amounts were $14.58 compared to $13.26.

The Company s investment in First Indiana Corporation is stated at cost, plus the Company s share of undistributed earnings, as required by the FASB s accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At March 31, 1996, the market value of the Company s investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System, was $13 million greater than the carrying value in the consolidated financial statements. At March 31, 1995, such market value was $652 thousand greater than the carrying value.

Operating activities during the first quarter of 1996 used $67 thousand of cash, compared to $1.7 million provided in the first quarter of 1995. The major reason for the change is that the Company had very little activity from operations during 1996 and used cash to reduce accounts payable, accrued expenses, and income taxes payable.

Short-term investments costing $2,484,000 were sold during the quarter to fund the early retirement of long-term debt.

Cash dividends paid increased to $205,000 in the 1996 first quarter, compared to $164,000 last year, or 25%. This increase resulted from the 5-for-4 stock split of February 29, 1996, and the payment of the regular semi-annual dividend of $.10 per share was paid on the post stock split shares.

The Company is seeking acquisitions in select financial services industries, including fund management, leasing, annuity brokerage, and technology-based banking services. The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

                                   -10-
The Company has not yet finalized an acquisition, but management is currently negotiating on several possible new business combinations and hope to make an announcement in the near future.














































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